Contact

www.linkedin.com/in/marko-vidrih (LinkedIn)
medium.com/@VidrihMarko (Blog)

Top Skills

Operations Management
Business Development
Management

Publications

BITCOIN 2.0: A World Beyond Money
Bitcoin
The Impact of Generative AI on the Future of Visual Content Marketing

Marko Vidrih

Co-Founder and COO at Niftify
Ljubljana Metropolitan Area

Summary

Experienced researcher with extensive background in technology and financial principles, project leadership, and the effective application of research in technological companies. Adept in working at multiple levels to effectively utilize research data and achieve optimal results.

I strive to gather, organize, and evaluate opinions, solve problems, discuss issues, and forecast patterns and trends.

Experience

Niftify
Co-Founder and COO at Niftify™
March 2021 - Present (1 year 11 months)
Delaware, United States

Niftify™ is an NFT e-commerce platform that enables brands, creators, and entrepreneurs to launch a compliant NFT store or marketplace from the comfort of their own domain.

Inquiries: marko@niftify.io

elVivia - Research Agency
Founder - elVivia
February 2017 - Present (6 years)
Ljubljana, Slovenia

- Designed, developed, and modified research experiments alongside teams of researchers.
- Performed research and gathered data to begin assignments.
- Performed thorough research and analysis on data and created reports on research activities.
- Worked with a team to research and develop new learning material for students.
- Provided optimal assistance to research and reports.

- Conducted marketing research to accurately identify industry trends and business opportunities.
- Organized and analyzed data and marketing results.
- Coordinated mailings, marketing materials, and website content.
- Served as a thoughtful advisor, working with Sales and Marketing professionals.
- Worked alongside marketing specialists and graphic designers.

European Commission
Project Researcher Specialist
August 2016 - November 2022 (6 years 4 months)

- Aligning methodologies with research goals, using a range of tools to acquire information and interpret data, writing up reports and presenting findings as well as identifying trends and patterns.

Svet kapitala
Head of Growth
July 2021 - January 2022 (7 months)

- Collaborated with other departments and teams to identify useful content ideas and map out strategies.
- Worked with web staff to develop more invigorating web content.

KuCoin Exchange
Researcher and Analyst
December 2019 - August 2021 (1 year 9 months)

- Crypto market analysis.
- Analyzing product lines.
- Writing reports and professional articles.
- Analyzing the overall potential of the crypto startups.
- Produced documentation for solutions.
- Invented and analyzed project specifications to meat goals.
- Lead and conducted in depth analysis of business performance versus business goals.

European Central Bank
Market Researcher
September 2018 - August 2021 (3 years)

- Responsible for collecting, organizing, and analyzing opinions and data to solve problems, explore issues, and predict trends.

- Conducted reports and conclusions, as well as business dynamics and patterns regarding stablecoins and NFTs.

Medijska hiša Delo
Editor-in-chief at Svet kapitala
March 2019 - July 2021 (2 years 5 months)
Slovenia

- Worked to prepare thoughtful and innovative articles for publication.
- Researched relevant and interesting topics prior to writing articles.
- Worked with web staff to develop more invigorating web content.
- Effectively managed the editing staff and provided helpful and constructive feedback to writers.
- Researched audience interests to develop better content.
- Managed all content development and made decisions regarding future publications.
- Conducted interviews and profiles for specific stories.
- Brought forth a passion and dedication for honest journalism.
- Brought forth a passion for writing and sharing with others.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.
- Utilized excellent communication and writing skills to develop topical and interesting stories and outreach initiatives.
- Collaborated with other departments and teams to identify useful content ideas and map out strategies.
- Worked closely with advertisers and vendors.
- Brought forth a self-motivated attitude, conducive to working at home.
- Utilized innovative thinking skills to produce fresh and interesting content.

OKEx
Business Process Analyst
February 2017 - July 2021 (4 years 6 months)

- Handling data operations and generating reports from data interpretation.

Slovenian Business Club
Researcher/Writer
March 2016 - July 2021 (5 years 5 months)
Slovenia

- Interviewing the best entrepreneurs in Slovenia.
- Writing professional articles for publication.

The Slovenia Times
Editor and Content writer
November 2020 - June 2021 (8 months)

- Effectively managed the editing staff and provided helpful and constructive feedback to writers.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.
- Utilized excellent communication and writing skills to develop topical and interesting stories and outreach initiatives.
- Researched audience interests to develop better content.
- Managed all content development and made decisions regarding future publications.
- Conducted interviews and profiles for specific stories.

The Capital
Researcher/Content creator
December 2018 - March 2021 (2 years 4 months)

- Applied strong analytical thinking skills to address any research questions.
- Led the research and writing reports per client's request.
- Independently performed most research assignments.
- Brought forth in-depth knowledge and scientific expertise.
- Brought forth a passion for writing and sharing with others.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.

Eteos
Content Writer and Researcher for slovenec.org
September 2018 - December 2020 (2 years 4 months)
Slovenia

- Utilized innovative thinking skills to produce fresh and interesting content.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.
- Utilized excellent communication and writing skills to develop topical and interesting stories and outreach initiatives.
- Researched audience interests to develop better content.
- Conducted interviews and profiles for specific stories.

Mladina d.d.
Content Writer
October 2019 - November 2020 (1 year 2 months)

- Utilized innovative thinking skills to produce fresh and interesting content.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.
- Utilized excellent communication and writing skills to develop topical and interesting stories and outreach initiatives.
- Researched audience interests to develop better content.
- Conducted interviews and profiles for specific stories.

UNEP d.o.o. - INSAJDER.com
Content Writer
March 2019 - April 2020 (1 year 2 months)
Slovenia

- Utilized innovative thinking skills to produce fresh and interesting content.
- Conducted research and monitored blog traffic patterns to assess the kind of content readers desired.
- Utilized excellent communication and writing skills to develop topical and interesting stories and outreach initiatives.
- Researched audience interests to develop better content.
- Conducted interviews and profiles for specific stories.

Education

University of Ljubljana